ADITYA BIRLA GROUP

Ref: AJJ:PVK:1293:2001-02 Date:- 4th March, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

02 MAR 27 AM 8:50

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

This is to notify that pursuant to Clause 19 and other applicable Clauses of the Listing Agreement that the Board of Directors of the Company would meet on Tuesday, the 5th March, 2002 at 2.00 P.M., to consider, inter-alia, payment of Interim Dividend for the year 2001-2002.

Thanking you,

02028072

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

Yours faithfully,
for Hindalco Industries Limited

ANIL J. JHALA
JOINT PRESIDENT (TREASURY) &
Company Secretary

dlw 4/1

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107

07 March 2002

02 MAR 27 AM 8:49

BI-BI

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Joint Venture With Nishow Tamura Corporation.

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 54 OF 06.03.2002
Announcement No. 54

WANT WANT HOLDINGS LTD

JOINT VENTURE WITH NISHOW TAMURA CORPORATION

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has entered into a joint venture agreement with Nishow Tamura Corporation (" NTC"), incorporated in Taiwan, to set up a joint venture company in Zhejiang province, China, to be known as Zhejiang Rice-Want Cereals Ltd ("ZJRW"). The principal activities of ZJRW shall be that of manufacturing and processing of various types of food products, dairy products, snack foods, beverages, wines and other related products.

The registered capital and total investment amount of ZJRW shall be US$ 6 million and US$ 8 million respectively. The Company shall hold 70% of the share capital in ZJRW and NTC shall hold the remaining 30% share capital in ZJRW.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in this transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 06/03/2002 to the SGX

Ref: AJJ:PVK:1328:2001-02 ADITYA BIRLA GROUP Date:- March 8, 2002

02 MAR 27 AM 8:49

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

In continuation of our letter of date, we have to inform you that the Directors of Hindalco Industries Limited have on 8th March, 2002 resolved to rescind the Board Resolution passed by them at their meeting held on 5th March, 2002 for payment of Interim Dividend @ Rs.12/- per share (120%) on the paid up equity capital of the Company for the financial year 2001-2002.

Please also take note that the Notice given by the Company for fixation of "Record Date" on 23th March, 2002 for the aforesaid purpose also stands withdrawn.

Thanking you

Yours faithfully,
For Hindalco Industries Limited

ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107

ADITYA BIRLA GROUP

Ref: AJJ: PVK:1316:2001-02

Date:- 8th March 2002

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street
MUMBAI - 400 001.
Fax No. 272 2037/272 3121/2722041

Kind Attn:- Shri Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

Re : Interim Dividend

You will kindly recall that we have, vide our letter dated 4th March, 2002, informed you that **"Hindalco's Board would meet on 5th March, 2002 to consider payment of Interim Dividend"**. We had also fixed the Record Date as 23rd March, 2002 after taking your concurrence over phone.

Accordingly, Hindalco's Board had met on 5th March, 2002 and approved payment of Interim Dividend @ Rs.12/- per Share. We informed you of Board's decision vide our letter dated 5th March, 2002. You had thereafter confirmed to us that our shares would be traded ex-dividend from 13th March, 2002.

However, we have received a letter dated 6th March, 2002 from you, advising us that the Company is required to give 30 days' notice for fixation of the Record Date in terms of Clause 16 of the Listing Agreement and you have accordingly asked us to ensure compliance of the said listing requirement.

This has created a lot of confusion amongst the investors. With the change of Record Date which the Stock Exchange has asked us to do, it will not be possible for the Company to adhere to the originally contemplated schedule for payment of Interim Dividend.

In view of the above, the Board of Directors of Hindalco is considering a proposal to rescind the Interim Dividend declared on 5th March, 2002. We will inform you again no sooner the Board takes the decision thereon.

In the meantime, you may kindly take note of this letter and do the needful.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

Anil J. Jhala
Joint-President (Treasury) & Company Secretary

cc.to:- Securities and Exchange Commission - Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

ADITYA BIRLA GROUP

Ref: AJJ:PVK:1304:2001-02 Date:- 5th March, 2002

02 MAR 27 AM 8:01

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

SUPPL

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

This is to notify under Clause 19, Clause 36(7) and other applicable Clauses of the Listing Agreement that the Board of Directors of Hindalco Industries Limited:

(a) Have declared an Interim Dividend of Rs. 12/- per Share at the rate of 120 % on the Paid-Up Equity Share Capital of the Company.

(b) For the purpose of payment of Dividend, record date of Saturday, the 23rd March, 2002, has been fixed, which please confirm.

Please acknowledge.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

ANIL J. JHALA
Joint-President (Treasury) &
Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025. • Tel.: 430 8491 / 430 8692 • Fax : 422 7586 / 436 2516 • E-mail : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82-Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri : (05446) 52079 • Fax : (05446) 52107